LAW OFFICES
Baker, Donelson, Bearman, Caldwell & Berkowitz
A PROFESSIONAL CORPORATION
FIRST TENNESSEE BUILDING
165 MADISON AVENUE
SUITE 2000
Memphis, Tennessee 38103

Matthew S. Heiter,
Direct Dial: 901.577.8117
Direct Fax: 901.577.0737
E-Mail Address: mheiter@bakerdonelson.com

December 6, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Attention:  Larry Spirgel, Assistant Director

Re:	Green Ballast, Inc.
Registration Statement on Form S-1
Filed on October 26, 2011
File No. 333-177526

Ladies & Gentlemen:

On behalf of Green Ballast, Inc. (the “Company”), please find below the Company’s response to comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Commission”), dated November 15, 2011 (the “Comment Letter”), and addressed to J. Kevin Adams, Chief Executive Officer of the Company.  We are enclosing Pre-Effective Amendment No.1 to the Registration Statement (“Amendment No.1”) on Form S-1 filed as of December 6, 2011.

For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments. Unless otherwise indicated, page references in the text of our responses correspond to the page number of Amendment No.1.

Prospectus Summary, page 1

1.	We note the repeated use of the words “unique” or “uniquely.” Please revise to clarify the basis for describing your products in this way, or delete these words. Do the same throughout the prospectus.

RESPONSE: The Registration Statement has been revised to either delete the words “unique” or “uniquely”, or substitute with words other than “unique” or “uniquely.” Please see revisions at pages 1, 3, 26, 29, 33, 34 and 35.

Selling Stockholders, page 15

2.	Please revise footnote 12 to disclose that Gemini Master Fund has the right to raise or waive the beneficial ownership limitation.

RESPONSE: The Registration Statement has been revised to state that Gemini Master Fund, Ltd. has the right to raise or waive the beneficial ownership limitation upon 61 days prior written notice to the Company. Please see revisions to footnote 17 at page 18 and footnote 1 at page 45.

3.
With respect to each selling shareholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold. Please revise accordingly. Where there are multiple persons who have or share voting or investment power over the shares, be sure to name each of those persons. Refer to Regulation S-K C&DI 240.04.

RESPONSE: The Company advises the Commission that, with respect to each selling shareholder that is an entity, the entity is not a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or an investment fund registered under the Investment Company Act of 1940. The Registration Statement has been revised to identify the natural person or persons having voting and investment control over the securities held by each selling shareholder that is an entity. Where there are multiple persons who have or share voting or investment power over the securities, each of those persons have been named. Please see revisions to footnotes at pages 17 to 19.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 26

4.
We note that you recognized $282,000 of compensation expense as selling, general and administrative expense during the period from April 13, 2011 to August 31, 2011. Please revise to describe the nature of the other expenses included in the total $1.3 million reported during this period.

RESPONSE: The Registration Statement has been revised to describe the nature of the other expenses included in the total $1.3 million reported during the period from April 13, 2011 to August 31, 2011. Please see revisions at page 27.

5.	Please disclose whether the $2 million purchase order is a legally binding agreement and when you expect to ship products to this customer.

RESPONSE: The Registration Statement has been revised to state that the terms of the purchase order require that the Company make six shipments of products to the customer between September 2011 and March 2012. The Company delivered the first shipment of products to the customer in September 2011. Additional disclosures have been added to the effect that the customer may cancel the purchase order at any time prior to delivery of the products. Please see revisions at page 27.

Liquidity and Capital Resources, page 26

6.	Discuss your specific cash requirements for the next twelve months. For example, disclose your manufacturing costs and debt servicing costs.

RESPONSE: The Registration Statement has been revised to discuss the Company’s specific cash requirements for the next twelve months. Please see revisions at page 28.

Our Business, page 28

Shared Benefits, page 29

7.
Under “Energy Savings” you refer to a report prepared by McGraw-Hill Construction, and to several third-party studies of your ballasts. You also refer at the bottom of page 30 to a publication by Environmental Leader. Please provide us supplementally with copies of any available written reports of these studies. Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.

RESPONSE: The Company has enclosed and provided supplementally copies of the following written reports, relevant sections of which have been underlined to identify what materials were used in the document:

1.           “Daylight Harvesting & Dimming Ballast Study,” prepared by the Division of Support Services of the New Jersey Department of Transportation (February 21, 2008). Please refer to pages 1, 3 and 4 of this source.

2.           “Green Building Market To Hit $173.5 Billion by 2015,” EL Insights, a publication by Environmental Leader (July 1, 2010).

3.            “Energy Efficiency Trends in Residential and Commercial Buildings,” prepared by McGraw-Hill Construction for the U.S. Department of Energy, Office of Energy Efficiency and Renewable Energy (August 2010). Please refer to pages 16, 18, 26, 28 and 37 of this source.

4.            “Daylight Harvesting with Axis Technology,” prepared by Intergy Corporation for Pasadena Water and Power (August 15, 2008). Please refer to pages 4, 5 and 9 of this source.

8.
You make numerous comparisons between your products and your competitors’ products. For example, you state your ballasts are “self-contained and independent” in contrast to “most” daylight harvesting ballasts. Be sure that all such comparisons are stated clearly and accurately and do not leave the reader with a false impression. For example, in the example above, your language suggests that there may be some daylight harvesting ballasts that are more comparable to your products. Please revise as necessary, both here and throughout the document.

RESPONSE: The Company acknowledges the Commission’s comment and has revised Registration Statement to clarify the comparisons between its products and its competitors’ products. Please see revisions at pages 9, 30, 33 and 36.

Directors, Executive Officers, Promoters and Control Persons, page 37 Executive Officers, page 37

9.	We note that J. Kevin Adams is currently the CEO of CB Richard Ellis Memphis. Please disclose what percentage of his business time he dedicates to Green Ballast.

RESPONSE: The Company acknowledges the Commission’s comment and advises the Commission that, as a practical matter, it is difficult to determine an exact percentage of business time that Mr. Adams dedicates to the Company. There is no arrangement or agreement  between the Company and CB Richard Ellis Memphis, LLC that restricts or specifies how Mr. Adams allocates his time as Chief Executive Officer of the Company. As a result, the Registration Statement has been revised to add disclosure to the effect that Mr. Adams dedicates as much time as he deems necessary and appropriate to perform his duties as Chief Executive Officer of the Company. Please see revisions at page 38.

10.	Please revise to clarify the business activities, if any, of Daniel L. Brown during the years 2009 – 2011 and of William Bethel between 2008 and 2011.

RESPONSE: The Registration Statement has been revised to state that, during the years 2009 to 2011, Daniel L. Brown pursued other business ventures before formally joining the Company in April 2011. Additionally, the Registration Statement has been revised to state that, between 2008 to 2011,William Bethell pursued other business ventures before formally joining the Company in April 2011.  Please see revisions at page 38.

Director Independence, page 38

11.	Please provide the disclosure regarding director independence described in Item 407(a)(1)(ii).

RESPONSE: The Registration Statement has been revised to provide the disclosure regarding director independence described in Item 407(a)(1)(ii) of Regulation S-K. Please see revisions at page 39.

Certain Relationships and Related Party Transactions, page 46

12.	Please disclose whether you believe the terms of the transactions described in the fourth and fifth paragraphs were no less favorable than could have been obtained from unaffiliated third parties.

RESPONSE: The Registration Statement has been revised to disclose the Company’s belief that the terms of the transactions described in the fourth and fifth paragraphs were no less favorable than could have been obtained from unaffiliated third parties. Please see revisions at page 47.

Where You Can Find More Information, page 47

13.	Please revise the first paragraph to avoid the implication that the disclosure concerning contracts and other filed exhibits cannot be relied upon.

RESPONSE: The Registration Statement has been revised to remove any implication that the disclosure concerning contracts and other filed exhibits cannot be relied upon. Please see revisions at page 48.

Statement of Stockholders’ Deficit

For the period from April 13, 2011 (inception) to August 31, 2011, page F-5

14.
Based on the disclosures throughout the document it appears that your preferred stock is not convertible into common stock. If true, please revise your statement of stockholders’ deficit to delete the word convertible from the “Temporary equity” column. Otherwise revise your disclosures accordingly.

RESPONSE: The Registration Statement has been revised to delete the word “Convertible” from the “Temporary equity” column and replace it with the word “Redeemable.” Please see revisions at page F-5.

Note 8. Stock Compensation, page F-13

15.
We note your reference to the restricted shares issued to outside consultants during the period ended August 31, 2011. On page F-13, you indicate that the amount recorded was $7,000; however on page F-11 you disclose the grant date fair value of stock awards to an outside advisor was $70,000. If these disclosures refer to the same issuance, please revise to correct the inconsistency, or revise to clarify the difference.

RESPONSE: The Company acknowledges the Commission’s comment. Please be advised that the reference to “outside advisor” in Note 6 on page F-11 represents an individual different from the “outside consultants” referred to in Note 8 on page F-13. The $7,000 represents the compensation expense recorded for the restricted stock awards granted to outside consultants during the period ended August 31, 2011.  The $70,000 represents the fair value of 2,000,000 shares awarded to an outside advisor during the period ended August 31, 2011. The Registration Statement has been revised to clarify this difference. Please see revisions at page F-11.

Undertakings, page II-4

16.	Please include the entire undertaking found in Item 512(h) of Regulation S-K.

RESPONSE: The Registration Statement has been revised to include the entire undertaking found in Item 512(h) of Regulation S-K. Please see revisions at page II-4.

Please do not hesitate to contact the undersigned at (901) 577-8117 if you have any questions or comments relating to the Company’s response to the Comment Letter.

Very truly yours,

/s/ Matthew S. Heiter
Matthew S. Heiter
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

cc: J. Kevin Adams